UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CHAMBERS STREET PROPERTIES

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

157842-105

(CUSIP Number of Class of Securities)

Jack A. Cuneo

President and Chief Executive Officer

Chambers Street Properties

47 Hulfish Street, Suite 210

Princeton, New Jersey 08542

(609) 683-4900

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Jason D. Myers

Ivan Presant

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$125,000,000	$17,050

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $125,000,000 in value of Common Shares of Beneficial Interest, par value $0.01 per share, of Chambers Street Properties.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A

Form or Registration No:	N/A	Date Filed	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Chambers Street Properties, a Maryland real estate investment trust (a “REIT”) (“Chambers Street” or the “Company”), to purchase for cash up to $125,000,000 in value of its Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”), at a price specified by the tendering shareholders of not greater than $10.60 nor less than $10.10 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 21, 2013 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Chambers Street Properties. The address and telephone number of the issuer’s principal executive offices are: 47 Hulfish Street, Suite 210, Princeton, New Jersey 08542; (609) 683-4900.

(b) The subject securities are Chambers Street’s Common Shares of Beneficial Interest, par value $0.01 per share. Immediately after the listing of the Common Shares on the New York Stock Exchange on May 21, 2013, there were 248,949,451 Common Shares issued and outstanding.

(c) Information regarding the trading market and price of the Common Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Price Range of Common Shares; Dividends.”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person and subject company to which this Schedule TO relates is Chambers Street Properties. The address and telephone number of Chambers Street is set forth under Item 2(a) above. The names of the trustees and executive officers of Chambers Street are as set forth in the Offer to Purchase under the heading “Section 10—Interests of Trustees, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each trustee and executive officer of Chambers Street is c/o Chambers Street Properties, 47 Hulfish Street, Suite 210, Princeton, New Jersey 08542; (609) 683-4900.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1—Number of Common Shares; Purchase Price; Proration,” “Section 2—Purpose of the Offer; Certain Effects of the Offer, Plans or Proposals,” “Section 3—Procedures for Tendering Common Shares,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Common Shares and Payment of Purchase Price,” “Section 6—Conditions of the Offer,” “Section 8—Source and Amount of Funds,” “Section 10—Interests of Trustees, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Shares,” “Section 13—Material U.S. Federal Income Tax Consequences,” and “Section 14—Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b) None of our trustees, executive officers or, to our knowledge, any of our affiliates intend to tender any of their Common Shares in the Offer. Therefore, the Offer will increase the proportional holdings of our trustees, executive officers and affiliates. See “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” of the Offer to Purchase.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Information regarding agreements involving Chambers Street’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 10—Interests of Trustees, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Shares.” Except as set forth therein, the Company does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Company and any other person with respect to the Company’s securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(b) Information regarding the treatment of Common Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(c) Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 7—Price Range of Common Shares; Dividends,” and “Section 10—Interests of Trustees, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Shares.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 8—Source and Amount of Funds.”

(b) There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) A summary of the Company’s unsecured revolving credit facility, borrowings under which will be used to fund any purchase of Common Shares pursuant to the Offer, including the related fees and expenses, is incorporated herein by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2013. The Company has not made any plans or arrangements to finance or repay the unsecured revolving credit facility prior to its maturity, other than scheduled amortization payments and mandatory repayments required by the unsecured revolving credit facility.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information under the heading “Section 10—Interests of Trustees, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 10—Interests of Trustees, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information under the headings “Summary Term Sheet” and “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition, and Chambers Street is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information under the heading “Section 10—Interests of Trustees, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2) The information under the heading “Section 12—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated May 21, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 21, 2013.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 21, 2013.

(a)(1)(F)	Summary Advertisement, dated May 21, 2013.

(a)(5)(A)	Press release issued May 21, 2013.

(b)(1)	Credit Agreement, dated September 13, 2012, by and among CSP Operating Partnership, LP as Borrower, Chambers Street Properties, as Parent, Wells Fargo Bank, National Association as Administrative Agent, the financial institutions party thereto as Lenders, Wells Fargo Securities, LLC, RBC Capital Markets, as Joint Lead Arrangers and Joint Bookrunners, Royal Bank of Canada, as Syndication Agent and each of Bank of Montreal, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Regions Bank and TD Bank, N.A. as a Documentation Agent (Previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed September 19, 2012 and incorporated herein by reference).

(b)(2)	First Amendment to Credit Agreement, dated March 7, 2013, by and among CSP Operating Partnership, LP as Borrower, Chambers Street Properties, as Parent, Wells Fargo Bank, National Association, as Administrative Agent, the financial institutions party thereto as Lenders, Wells Fargo Bank, National Association, Bank of Montreal, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Regions Bank, TD Bank, Citibank, N.A., Union Bank, N.A., PNC Bank, National Association, RBS Citizens, N.A. U.S. Bank National Association, and Goldman Sachs Bank USA (previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed on March 13, 2013 and incorporated herein by reference).

(d)(1)	Amended and Restated 2004 Equity Incentive Plan (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(2)	Amended and Restated 2004 Performance Bonus Plan (Previously filed as Exhibit 10.4 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(3)	Form of Amended and Restated Indemnification Agreement (Previously filed as Exhibit 10.18 to Pre-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-127405) filed September 13, 2006 and incorporated herein by reference).

(d)(4)	Indemnification Agreement with Louis P. Salvatore (Previously filed as Exhibit 10.2 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(5)	Amended and Restated Form of Share Award Agreement (Previously filed as Exhibit 10.5 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(6)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Jack A. Cuneo (Previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(7)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Philip L. Kianka (Previously filed as Exhibit 10.2 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(8)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Martin A. Reid (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(9)	Form of Restricted Share Award Agreement (Previously filed as Exhibit 10.4 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(10)	Second Amended and Restated Dividend Reinvestment Plan (Previously filed as Exhibit 10.6 to the Current Report on Form 8- K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(11)	Amended and Restated Share Redemption Program (Previously filed as Exhibit 4.2 to Current Report on Form 8-K (File No. 000-53200) filed on February 3, 2012 and incorporated herein by reference).

(d)(12)	Third Amended and Restated Agreement of Limited Partnership, by and among CB Richard Ellis Realty Trust and the limited partners named therein, dated April 27, 2012 (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed April 30, 2012 and incorporated herein by reference).

(d)(13)	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership, by and among Chambers Street Properties and the limited partners named therein, entered into as of July 1, 2012 (Previously filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q (File 000-53200) filed August 14, 2012 and incorporated herein by reference).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAMBERS STREET PROPERTIES

By:	/s/ JACK A. CUNEO
Name:	Jack A. Cuneo
Title:	President and Chief Executive Officer

Date: May 21, 2013

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 21, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 21, 2013.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 21, 2013.

(a)(1)(F)	Summary Advertisement, dated May 21, 2013.

(a)(5)(A)	Press release issued May 21, 2013.

(b)(1)	Credit Agreement, dated September 13, 2012, by and among CSP Operating Partnership, LP as Borrower, Chambers Street Properties, as Parent, Wells Fargo Bank, National Association as Administrative Agent, the financial institutions party thereto as Lenders, Wells Fargo Securities, LLC, RBC Capital Markets, as Joint Lead Arrangers and Joint Bookrunners, Royal Bank of Canada, as Syndication Agent and each of Bank of Montreal, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Regions Bank and TD Bank, N.A. as a Documentation Agent (Previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed September 19, 2012 and incorporated herein by reference).

(b)(2)	First Amendment to Credit Agreement, dated March 7, 2013, by and among CSP Operating Partnership, LP as Borrower, Chambers Street Properties, as Parent, Wells Fargo Bank, National Association, as Administrative Agent, the financial institutions party thereto as Lenders, Wells Fargo Bank, National Association, Bank of Montreal, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Regions Bank, TD Bank, Citibank, N.A., Union Bank, N.A., PNC Bank, National Association, RBS Citizens, N.A. U.S. Bank National Association, and Goldman Sachs Bank USA (previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed on March 13, 2013 and incorporated herein by reference).

(d)(1)	Amended and Restated 2004 Equity Incentive Plan (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(2)	Amended and Restated 2004 Performance Bonus Plan (Previously filed as Exhibit 10.4 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(3)	Form of Amended and Restated Indemnification Agreement (Previously filed as Exhibit 10.18 to Pre-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-127405) filed September 13, 2006 and incorporated herein by reference).

(d)(4)	Indemnification Agreement with Louis P. Salvatore (Previously filed as Exhibit 10.2 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(5)	Amended and Restated Form of Share Award Agreement (Previously filed as Exhibit 10.5 to the Current Report on Form 8-K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(6)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Jack A. Cuneo (Previously filed as Exhibit 10.1 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(7)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Philip L. Kianka (Previously filed as Exhibit 10.2 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(8)	Employment Agreement by and among Chambers Street Properties, CSP Operating Partnership, LP and Martin A. Reid (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(9)	Form of Restricted Share Award Agreement (Previously filed as Exhibit 10.4 to the Current Report on Form 8-K (File 000-53200) filed October 1, 2012 and incorporated herein by reference).

(d)(10)	Second Amended and Restated Dividend Reinvestment Plan (Previously filed as Exhibit 10.6 to the Current Report on Form 8- K (File 000-53200) filed July 5, 2012 and incorporated herein by reference).

(d)(11)	Amended and Restated Share Redemption Program (Previously filed as Exhibit 4.2 to Current Report on Form 8-K (File No. 000-53200) filed on February 3, 2012 and incorporated herein by reference).

(d)(12)	Third Amended and Restated Agreement of Limited Partnership, by and among CB Richard Ellis Realty Trust and the limited partners named therein, dated April 27, 2012 (Previously filed as Exhibit 10.3 to the Current Report on Form 8-K (File 000-53200) filed April 30, 2012 and incorporated herein by reference).

(d)(13)	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership, by and among Chambers Street Properties and the limited partners named therein, entered into as of July 1, 2012 (Previously filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q (File 000-53200) filed August 14, 2012 and incorporated herein by reference).